UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3 )*

TenFold Corporation (Name of Issuer)
Common Stock (Title of Class of Securities)
88033A 10 3 (CUSIP Number)
Robert W. Felton 6889 Devon Way Berkeley, CA 94705 510-486-1723 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 02, 2006 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 88033A 10 3

1.	Names of Reporting Persons. Robert W. Felton I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,304,186

	8.	Shared Voting Power

	9.	Sole Dispositive Power 16,304,186

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,304,186

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 27.5%

14.	Type of Reporting Person IN
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Item 3. Source and Amount of Funds or Other Consideration:

         On August 2, 2006, the Board of Directors of TenFold Corporation, granted Mr. Felton the following stock options in his role as President and CEO of TenFold Corporation:

Options to purchase 2,500,000 shares of TenFold Common Stock, with an exercise price of $0.24, fully vested at grant. Options to purchase 2,500,000 shares of TenFold Common Stock, with an exercise price of $0.24, vesting in four equal installments on 3/31/07, 6/30/07, 9/30/07 and 12/31/07.

Item 4. Purpose of Transaction

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

The Robert W. Felton Trust owns (i) 3,593,165 shares of common stock of TenFold, (ii) 476,342 shares of convertible preferred class A stock currently convertible into 6,451,576 shares of common stock of TenFold, and (iii) currently exercisable warrants to purchase, 3,225,757 shares of common stock of TenFold. The Robert W. Felton Trust is a revocable trust and Mr. Felton is the sole trustee of such trust. Mr. Felton also holds stock options on shares of TenFold common stock of which 3,033,750 shares are currently exercisable or exercisable on or before October 1, 2006. The aggregate total of these 16,304,186 beneficially owned shares represent 27.5% of the number of shares of common stock of TenFold outstanding as of August 2, 2006.

(b)	Not applicable.

(c)	Not applicable.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 03, 2006
Robert W. Felton
By:	/s/ Robert W. Felton Robert W. Felton

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